Mail Stop 3561

May 1, 2008

G. William Eason
Managing Member
Energy Holdings Limited LLC
P.O. Box 97
Wilmington, NC 28402

> **Re:** **MMC Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 30, 2008**
> **File No. 1-33564**

Dear Mr. Eason:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please provide a statement signed by each of the filing persons listed on the cover of the proxy statement that includes the representations requested at the end of our letter dated April 25, 2008.

Letter to Stockholders, page i

2. We note your response to prior comment four from our letter dated April 25, 2008 that Mr. Miller has had "confidential conversations" with stockholders of MMC. Please advise us whether you have begun asking stockholders for proxies. If you have commenced a proxy solicitation, advise us of the exemption upon which you have relied and explain to us the extent to which written materials have been used. We may have additional comments.

3.   We note your response to prior comment five from our letter dated April 25, 2008 and the revised disclosure on page i of the revised proxy statement. Please clarify whether Mr. Miller resigned his position at the company or whether he was removed by the board of directors. Please disclose when EHL and Mr. Miller began discussions regarding his participation in the proxy solicitation and the reasons Mr. Miller decided to participate given that he had just resigned from the board a month earlier. In particular we note the disclosure that Mr. Miller's resignation was not due to a disagreement regarding operations, policies or practices.

Proxy Statement, page 2

4.   We note your response to prior comment ten from our letter dated April 25, 2008 and the revised disclosure on page two. Please also add such disclosure to the back of the proxy statement under the heading "Other Proposals."

Chronology of Events Leading up to Our Decision to Replace the Entire Board of Directors of MMC and Initiate This Proxy Solicitation, page 6

5.   We have reviewed the supplemental disclosure regarding MMC's stock price. It appears that the stock price declined steadily from the conclusion of the IPO in June 2007 and continued through March 2008. Given that Mr. Miller was Chief Executive Officer for the majority of this timeframe, please disclose how electing Mr. Miller will restore investor confidence. In addition, in the eighth paragraph on page 6, as requested in prior comment 22 from our letter dated April 25, 2008, please disclose the timeframe during which the 80% decline is being measured. In addition, please disclose the stock price as of a more current date than "toward the end of March 2008."

Proposal No. 1 – Election of Directors, page 7

6.   Please provide us with your analysis as to how Mr. Hearne meets the independence standard set forth in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. If you conclude that he does not, please disclose that if your slate is elected that the board will not have a majority of independent directors as required by the Nasdaq Marketplace Rules.

*****

        As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

G. William Eason
Energy Holdings Limited LLC
May 1, 2008
Page 3

Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom,
Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Edward Smith
       Chadbourne & Park